YY Group Holding Ltd.

60 Paya Lebar Road

#05-43 Paya Lebar Square

Singapore 409051

December 8, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Mr. Scott Anderegg

Re:	YY Group Holding Ltd.
Registration Statement on Form F-1
Submitted November 13, 2023
File No. 333-275486
CIK No. 0001985337

Dear Mr. Scott Anderegg,

This letter is in response to your letter on December 5, 2023, in which you provided comments to the Registration Statement on Form F-1 (the “Registration Statement”) of YY Group Holding Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on November 13, 2023. On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement (“F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Form F-1 filed November 13, 2023 Capitalization, page 29

1.	We note the change of $4.065 million between the actual share capital amount of $2.764 million and the pro forma as adjusted share capital amount of $6.829 million as of June 30, 2023 appears to be inconsistent with the net proceeds of the offering of $4.79 million as disclosed on page 28. Please clarify or revise.

RESPONSE: We respectfully advise the Staff that we have revised the first paragraph on page 28 to the following (amendments made are stated in bold):-

“We expect to receive approximately US$4.065 million of net proceeds from this offering after deducting underwriting discounts and commissions, underwriter’s non-accountable expenses and estimated offering expenses of approximately US$2.685 million payable by us. If the underwriter exercises all of its over-allotment option, the amount payable by us will be US$2.766 million, and we expect to receive net proceeds of approximately US$4.997 million.”

For reference, the following is the breakdown :-

	USD (Without Over-allotment)	USD (Including Over-allotment)
Gross Proceeds from Offering	6,750,000	7,762,500
Total Expenses
(-) Underwriting discounts, commissions	472,500	543,375
(-) Underwriter’s non-accountable expenses	67,500	77,625
(-) Estimated Offering Expenses	2,144,846	2,144,846
	2,684,846	2,765,846
Net Proceeds	4,065,154	4,996,654

We have also added additional footnote on page 29 of the F-1/A under the Capitalization section to explain that the pro forma as adjusted figures for the Shareholder’s Equity reflects the net proceeds we expect to receive, after deducting the Underwriter discount of 7%, underwriter’s non-accountable expenses of 1% and the estimated offering expenses. We expect to receive net proceeds of US$4,065,154 (US$6,750,000 offering, less underwriting discount of US$472,500, underwriter’s non-accountable expenses of US$67,500 and estimated offering expenses of US$2,144,846).

Dilution, page 31

2.	Please reconcile the underwriting discounts, commissions and estimated offering expenses of $1.805 [million] presented here ($0.315 million plus $1.49 million) to that as presented on page 28 of $1.96 million.

RESPONSE: We respectfully advise the Staff that the “$0.315 million” mentioned in the query above is incorrect as it is supposed to be referring to price per ordinary share of $0.315 for underwriting discounts and commissions (refer to the table below).

	USD	Per Class A share (USD)
Underwriting discounts, commissions	472,500	0.315

Additionally, for clarity we have added a statement to include the term “underwriter’s non-accountable expenses” on page 28 and 31 of the F-1/A.

For page 28 of the F-1/A, to reconcile we have also revised the first paragraph on page 28 of the F-1/A to the following (amendments made are stated in bold):-

“We expect to receive approximately US$4.065 million of net proceeds from this offering after deducting underwriting discounts and commissions, underwriter’s non-accountable expenses and estimated offering expenses of approximately US$2.685 million payable by us. If the underwriter exercises all of its over-allotment option, the amount payable by us will be US$2.766 million, and we expect to receive net proceeds of approximately US$4.997 million.”

3.	Please provide to us your calculation of historical net tangible book value, historical net tangible book value per share, pro forma net tangible book value, and pro forma net tangible book value per share. Further, please revise your disclosure to include historical net tangible book value.

RESPONSE: We respectfully advise the Staff that we have provided the required calculations in the tables displayed below and revised the dilution section on page 31 of the F-1/A accordingly to provide more clarity.

Capitalization

	As of June 2023
	Actual	As adjusted
Shareholder’s Equity
Share Capital	2,764,150	6,829,304
Reserves	(23,796)	(23,796)
Accumulated Deficit	(447,859)	(447,859)

Total YYGH Shareholders’ Equity	2,292,495	6,357,649

Non-controlling interest	4,342	4,342

Total Shareholders’ Equity	2,296,837	6,361,991

Indebtedness
Guaranteed bank loans	1,333,554	1,333,554
Recourse liability	2,178,244	2,178,244
Director’s Loan	0	0

Total Indebtedness	3,511,798	3,511,798

Total Capitalization	5,808,635	9,873,789

Dilution

Offering Info.		Offering expenses				Offering expenses (w/ OA)
Offering Shares	1,500,000	Commission (7%)	472,500	0.315		Over- allotment Shares	225,000
Offering Share Price	4.50	Unaccountable	67,500	0.045		Gross Proceeds	7,762,500
Offering Gross Proceeds	6,750,000	Accountable	-
		Other Expenses	2,144,846	1.430	1.475	Commission	543,375
						Unaccountable	77,625
Outstanding Info.						Accountable
Outstanding on 6/30/23	33,300,000	Total expenses plus commissions	2,684,846			Other Expenses	2,144,846

Pro Forma Adjustments		Net proceeds	4,065,154			Total expenses plus commissions	2,765,846
Issuances Since 7/1	0
Change in Assets	0					Net proceeds	4,996,654
Change in Liabilities	0

Net Tangible Assets at 6/30		As Adjusted Net Tangible Assets at 6/30		Pro Forma As Adjusted Net Tangible Assets at 6/30		Pro Forma As Adjusted Net Tangible Assets at 6/30 (Over-Allotment)
total assets	8,639,588	total assets	8,639,588	total assets	12,704,742	total assets	13,636,242
Def. Offering costs	0		0		0		0
Def. Off. Costs - Related Party	0		0		0		0
intangible assets	0	intangible assets	0	intangible assets	0	intangible assets	0
total liabilities	6,342,751	total liabilities	6,342,751	total liabilities	6,342,751	total liabilities	6,342,751

Total net assets	2,296,837	Total net assets	2,296,837	Net tangible book value	6,361,991	Net tangible book value	7,293,491
Less: “Right-of-use assets” per balance sheet	(174,042)	Less: “Right-of-use assets” per balance sheet	(174,042)	Less: “Right-of-use assets” per balance sheet	(174,042)	Less: “Right-of-use assets” per balance sheet	(174,042)
Less: “Deferred IPO costs” per balance sheet	(720,313)	Less: “Deferred IPO costs” per balance sheet	(720,313)	Less: “Deferred IPO costs” per balance sheet	0	Less: “Deferred IPO costs” per balance sheet	0
Less: “Deferred tax assets” per balance sheet	(80,195)	Less: “Deferred tax assets” per balance sheet	(80,195)	Less: “Deferred tax assets” per balance sheet	(80,195)	Less: “Deferred tax assets” per balance sheet	(80,195)
Less: “Non-controlling interests” per balance sheet	(4,342)	Less: “Non-controlling interests” per balance sheet	(4,342)	Less: “Non-controlling interests” per balance sheet	(4,342)	Less: “Non-controlling interests” per balance sheet	(4,342)
Net tangible assets	1,317,945	Net tangible assets	1,317,945	Net tangible assets	6,103,412	Net tangible assets	7,034,912

outstanding shares	33,300,000	outstanding shares	33,300,000	outstanding shares	34,800,000	outstanding shares	35,025,000

Net tangible book value per share	0.04	Net tangible book value per share	0.04	Net tangible book value per share	0.18	Net tangible book value per share	0.20
				dilution to new investors	4.32	dilution to new investors	4.30
				increase to old investors	0.14	increase to old investors	0.16
				% dilution	96.10%	% dilution	95.54%

Dilution

Offering Info.		Offering expenses				Offering expenses (w/ OA)
Offering Shares	1,500,000	Commission (7%)	577,500	0.385		Over- allotment Shares	225,000
Offering Share Price	5.50	Unaccountable	82,500	0.055		Gross Proceeds	9,487,500
Offering Gross Proceeds	8,250,000	Accountable	-
		Other Expenses	2,144,846	1.430	1.485	Commission	664,125
						Unaccountable	94,875
Outstanding Info.						Accountable
Outstanding on 6/30/23	33,300,000	Total expenses plus commissions	2,804,846			Other Expenses	2,144,846

Pro Forma Adjustments		Net proceeds	5,445,154			Total expenses plus commissions	2,903,846
Issuances Since 7/1	0
Change in Assets	0					Net proceeds	6,583,654
Change in Liabilities	0

Net Tangible Assets at 6/30		As Adjusted Net Tangible Assets at 6/30		Pro Forma As Adjusted Net Tangible Assets at 6/30		Pro Forma As Adjusted Net Tangible Assets at 6/30 (Over-Allotment)
total assets	8,639,588	total assets	8,639,588	total assets	14,084,742	total assets	15,223,242
Def. Offering costs	0		0		0		0
Def. Off. Costs - Related Party	0		0		0		0
intangible assets	0	intangible assets	0	intangible assets	0	intangible assets	0
total liabilities	6,342,751	total liabilities	6,342,751	total liabilities	6,342,751	total liabilities	6,342,751

Total net assets	2,296,837	Total net assets	2,296,837	Net tangible book value	7,741,991	Net tangible book value	8,880,491
Less: “Right-of-use assets” per balance sheet	(174,042)	Less: “Right-of-use assets” per balance sheet	(174,042)	Less: “Right-of-use assets” per balance sheet	(174,042)	Less: “Right-of-use assets” per balance sheet	(174,042)
Less: “Deferred IPO costs” per balance sheet	(720,313)	Less: “Deferred IPO costs” per balance sheet	(720,313)	Less: “Deferred IPO costs” per balance sheet	0	Less: “Deferred IPO costs” per balance sheet	0
Less: “Deferred tax assets” per balance sheet	(80,195)	Less: “Deferred tax assets” per balance sheet	(80,195)	Less: “Deferred tax assets” per balance sheet	(80,195)	Less: “Deferred tax assets” per balance sheet	(80,195)
Less: “Non-controlling interests” per balance sheet	(4,342)	Less: “Non-controlling interests” per balance sheet	(4,342)	Less: “Non-controlling interests” per balance sheet	(4,342)	Less: “Non-controlling interests” per balance sheet	(4,342)
Net tangible assets	1,317,945	Net tangible assets	1,317,945	Net tangible assets	7,483,412	Net tangible assets	8,621,912

outstanding shares	33,300,000	outstanding shares	33,300,000	outstanding shares	34,800,000	outstanding shares	35,025,000

Net tangible book value per share	0.04	Net tangible book value per share	0.04	Net tangible book value per share	0.22	Net tangible book value per share	0.25
				dilution to new investors	5.28	dilution to new investors	5.25
				increase to old investors	0.18	increase to old investors	0.21
				% dilution	96.09%	% dilution	95.52%

			Change by US$1	Below calculation assumes as per US$4.50		Below calculation assumes as per US$4.50		Change by US$1
			0.04	Net tangible book value per share	0.18	Net tangible book value per share	0.20	0.05
			0.96	dilution to new investors	4.32	dilution to new investors	4.30	0.95
				increase to old investors	0.14	increase to old investors	0.16
				% dilution	96.10%	% dilution	95.54%

Categories	Supplier	Description	USD
SEC Registration Fee	SECURITIES AND EXCHANGE COMMISSION	Fees for public filing	2,553
Nasdaq Listing Fee	The NASDAQ Stock Market LLC	NASDAQ STOCK MARKET Listing Fee	75,000
FINRA Filing Fee	FINRA	Fees for public filing	3,145
Legal Fees and Expenses	ADAMAS LAW LLC	Fees for witnessing the signing of the captioned document, Notarial Certificate, Apostille, attending at the Singapore Academy of Law	211
	ADAMAS LAW LLC	Fees for to certify, as true copies, the captioned documents, Notarial Certificate, Apostille, attending at the Singapore Academy of Law	196
	Ortoli Rosenstadt LLP	Legal fee (including travelling claims and legal confirmation fees)	410,982
Accounting Fee and Expenses	Marcum Asia CPAs LLP	Audit fee (consent and comfort letter)	59,740
	SOC CAPITAL HOLDINGS PTE. LTD	1. Reviewing and advising the financial team on consol financial statements 0.5 15,000.00 2. Prepare draft of financial statement and footnote (“F-pages”) in accordance with IFRS for two years’ results 3. Prepare MD&A for 2 years’ result 4. Assist in preparation of responses to SEC comments related to 1st DRS F-pages & MD&A	30,000
Printing and Engraving Expenses	Edgar Agents, LLC	IPO Deposit	17,000
Miscellaneous	VISTRA LICENCE HOLDINGS (BVI) LIMITED	Group setup fee	1,938
		Handling fee for One-off Corporate Administrative Assistance Certificate of Incumbency (HK)	530
		Handling fee for One-Off Corporate Administrative Assistance	450
		Handling fee for One-Off Corporate Administrative Assistance Private filing of subsequent changes in directors at the BVI Registr Certificate of Incumbency (HK)	640
		Handling fee for One-off Corporate Administrative Assistance Certificate of Incumbency (HK)	630
		Handling fee for One-off Corporate Administrative Assistance Certificate of Incumbency (HK)	430
		Adoption of new M&A & courier fee	610
		British Virgin Islands Company - English name with number of shares > 50,000 Initial filing of Register of Directors with the Registry Additional Government fee for company w/authorises share capital > USD 50,000	1,938
		Certified True Copy of Resolution by Agent	200
		Update and share recategorization of Register of Members Handling fee for One-Off Corporate Administrative Assistance Certificate of Incumbency (HK)	1,330
		Adoption of new M&A	600
	CAYMAN ISLANDS STOCK EXCHANGE	Assignment of Corporate CUSIP/ISIN Number	200
	VStock Transfer, LLC	Initial Signing Fee Stock Certificate Storage and Registrar Services	348
	VStock Transfer, LLC	Stock Certificate Storage and Registrar Services	99
	VStock Transfer, LLC	Stock Certificate Storage and Registrar Services	99
	VStock Transfer, LLC	Stock Certificate Storage and Registrar Services	99
	VStock Transfer, LLC	Stock Certificate Storage and Registrar Services	99
	Cogency	Fees for public filing	1,600
Underwriter Expenses	US Tiger Securities	Underwriting IPO	200,000
Consultation Fees and Expenses	V Capital Quantum Sdn Bhd	IPO Consultancy (Nett off Marcum Asia, Tiger Securities & Ortoli)	883,660
	V Capital Consulting Limited	IPO Strategy; Preparation of IPO Pitch Deck & Registration Statement Market Research on Industry Overview	450,518
			2,144,846

YY Group Holding Limited and Its Subsidiaries

Notes to Unaudited Interim Condensed Consolidated Financial Statements 2. Revision of Prior Period Financial Statements, page F-48

4.	Please revise your disclosure to state the financial statements have been restated not revised in accordance with ASC 250-10-50-7.

RESPONSE: We respectfully advise the Staff that we determined that the errors are not material to the prior year's financial statement and correction of the impact of the errors would be significant to our results of operations for the six months ended June 30, 2023. Based on PwC Viewpoint Chapter 30: Accounting Changes-30.7 Correction of an Error, we chose to revise the prior year's financial statements the next time they are filed, which is the Form F-1 filed on November 13, 2023. We also made supplementary disclosure on page F-48 by quoting the Staff Accounting Bulletin (“SAB”) No. 99, “Materiality,” and SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”

Exhibit 5.1

5.	Please revise to include an opinion on the legality of the shares being offered for resale. Also delete as inappropriate the assumption in Section 2.5(a) regarding the authority of the Company signatories and the assumption in Section 2.8 that the Company has executed the relevant documents.

RESPONSE: We respectfully advise the Staff that we have revised the Exhibit 5.1 to include an opinion on the legality of the shares being offered for resale. We have also removed the assumption in Section 2.5(a) regarding the authority of the Company signatories and the assumption in Section 2.8 that the Company has executed the relevant documents.

Exhibit 5.2

6.	We note that the fifth paragraph limits the opinion to “the Securities Act and the rules and regulations of the SEC promulgated thereunder”; please revise to opine on the laws of the relevant jurisdiction(s). Also delete as inappropriate the assumption in section (iii) of the third paragraph that the Company has authorized, executed, delivered and performed all relevant documents.

RESPONSE: We respectfully advise the Staff that pertaining to the fifth paragraph that limits the opinion to “the Securities Act and the rules and regulations of the SEC promulgated thereunder”, Exhibit 5.2 has been revised to opine on the Underwriters’ Warrants as governed by New York Law. The assumption in section (iii) of the third paragraph that the Company has authorized, executed, delivered, and performed all relevant documents has also been removed.

Resale Prospectus, page Alt-i

7.	Please revise the cover page of the resale prospectus to disclose, as you do on the cover page of the primary prospectus, the nature of your capital structure, the disparate voting rights of the two classes of ordinary shares, your status as a controlled company, the ownership/voting power of Mr. Fu Xiaowei, and the consequences of such ownership/voting power.

RESPONSE: We respectfully advise the Staff that we have revised the cover page of the resale prospectus to disclose, as on the cover page of the primary prospectus, the nature of our capital structure, the disparate voting rights of the two classes of ordinary shares, our status as a controlled company, the ownership/voting power of Mr. Fu Xiaowei, and the consequences of such ownership/voting power.

8.	We note your disclosure that shares sold by the selling stockholder prior to your stock being listed will be “at an assumed price between US$4.00 and US$5.00.” However, we also note that no shares will be sold by the selling stockholder “until the Class A Ordinary Shares sold in [y]our initial public offering begin trading on the Nasdaq.” Please revise for consistency and accuracy; state, if true, that the resale offering is contingent on the listing of your Class A Ordinary Shares on the Nasdaq and that the resale offering will not begin until such listing occurs.

RESPONSE: We respectfully advise the Staff that we have revised the resale prospectus to state that the resale offering is contingent on the listing of our Class A Ordinary Shares on the Nasdaq and that the resale offering will not begin until such listing occurs.

9.	Please revise the cover page of the resale prospectus to state that you are offering 1,500,000 Class A Ordinary Shares in an underwritten initial public offering. State, if true, that the resale offering will not occur in the event you do not consummate the initial public offering.

RESPONSE: We respectfully advise the Staff that we have revised the cover page of the resale prospectus to state that we are offering 1,500,000 Class A Ordinary Shares in an underwritten initial public offering, and that the resale offering will not occur in the event we do not consummate the initial public offering.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Fu Xiaowei
Fu Xiaowei
Chairman